UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-08703
CUSIP Number: 958102105

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 29, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended: __________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Western Digital Corporation
Full Name of Registrant

N/A
Former Name if Applicable

5601 Great Oaks Parkway
Address of Principal Executive Office (Street and Number)

San Jose, California 95119
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.
Western Digital Corporation (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended December 29, 2023 (the “Form 10-Q”) by the prescribed due date without unreasonable effort or expense because of the circumstances described below.
In the course of preparing its financial statements for the quarter ended December 29, 2023, the Company identified certain errors related to the Company’s reporting and recording of its equity interests in its equity method investments in Flash Partners Ltd., Flash Alliance Ltd., and Flash Forward Ltd. (collectively, the “Flash Ventures”). These errors related to unadjusted differences between the Flash Ventures' application of Japanese generally accepted accounting principles to certain lease-related transactions compared to the applicable U.S. generally accepted accounting principles. These unadjusted differences resulted in differences in the equity in earnings from these entities recognized by the Company in Other income (expense), net, in the Condensed Consolidated Statements of Operations and a cumulative understatement of the carrying value of the Company’s equity investment in the Flash Ventures reported in Notes receivable and investments in Flash Ventures in the Company's Condensed Consolidated Balance Sheets of approximately $100 million. The Company is still in the process of completing its assessment of these errors and the final adjustment may differ from this estimate. The Company requires additional time to complete its assessment of these errors, its disclosure controls and procedures and internal control over financial reporting, and to prepare a complete and accurate Form 10-Q for the quarter ended December 29, 2023.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Gene Zamiska	949	672-7000
(Name)	(Area) Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
On January 25, 2024, the Company issued a press release announcing preliminary financial results for the three months ended December 29, 2023 and included a copy of such press release as an exhibit to the Company's Current Report on Form 8-K furnished by the Company with the Securities and Exchange Commission on January 25, 2024. Information about the Company's financial results for the three months ended December 29, 2023 was included in such press release. As noted in that press release, the Company announced revenues, net, of $3.0 billion, gross profit of $492 million, operating loss of $210 million and net loss of $268 million for the three months ended December 29, 2023, compared to revenues, net, of $3.1 billion, gross profit of $528 million, operating loss of $321 million and net loss of $446 million reported for the comparable three-month period ended December 30, 2022.
Due to the errors described above, the Company expects to make corrections to the preliminary financial results for the three and six months ended December 29, 2023 and to the financial statements for the three-month and six-month periods ended December 30, 2022 when the Company files its Form 10-Q. The Company currently expects Other income, net, to decrease by pre-tax amounts of approximately $15 million to $30 million for the three and six months ended December 29, 2023, to increase by a pre-tax amount of approximately $5 million for the three months ended December 30, 2022 and to increase by a pre-tax amount of approximately $10 million for the six months ended December 30, 2022. The Company is still in the process of completing its assessment of these errors and final adjustments may differ from these estimates.
Forward Looking Statements
This Form 12b-25 contains forward-looking statements within the meaning of the federal securities laws, including statements regarding the Company’s preliminary financial results for the Company’s fiscal second quarter ended December 29, 2023. The Company’s actual results when disclosed in its Form 10-Q may differ from these preliminary results as a result of the completion of the Company’s financial closing procedures; final adjustments; completion of the review by the Company’s independent registered public accounting firm; and other developments that may arise between this filing and the disclosure of the final results. Additional risks and uncertainties that may cause actual results to differ materially include the risks and uncertainties listed in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including the Company’s Form 10-K filed with the SEC on August 22, 2023 and the Quarterly Report on Form 10-Q filed with the SEC on November 7, 2023. The Company undertakes no obligation to update or revise these forward-looking statements, to reflect new information or events after the date of this filing or to reflect the occurrence of unanticipated events, except as required by law.

WESTERN DIGITAL CORPORATION
(Name of Registrant as Specified in Charter)
has caused this notiﬁcation to be signed on its behalf by the undersigned hereunto duly authorized.

		By:	/s/ Gene Zamiska
Gene Zamiska
Date:	February 8, 2024		Senior Vice President, Global Accounting and Chief Accounting Officer